Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Univest Corporation of Pennsylvania:

We consent to the use of our reports dated March 9, 2015, with respect to the consolidated balance sheets of Univest Corporation of Pennsylvania and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the registration statement filed on Form S-4.

/s/ KPMG LLP

Philadelphia, Pennsylvania

February 26, 2016